Exhibit 99.1

Corporación América Airports Announces Developments in the Brasilia Airport Concession Agreement

Signed Transition Amendment Agreement (TAA)

Luxembourg, June 26, 2026 — Corporación América Airports S.A. (NYSE: CAAP) (“CAAP” or the “Company”), one of the world’s leading private airport operators, announced today that its subsidiary, Inframerica Concessionária do Aeroporto de Brasília S.A. (“Inframerica”), has entered into an amendment agreement so-called Transition Amendment Agreement (“TAA”) with the Brazilian Civil Aviation Authority (“ANAC”) in connection with the renegotiation process of the Brasília Airport concession agreement in Brazil. CAAP holds a 51% equity interest in Inframerica, while Infraero, a Brazilian state-owned company, holds the remaining 49%.

The TAA, which was approved by the Brazilian Federal Court in April 2026, was executed following negotiations involving ANAC, the Ministry of Ports and Airports, and the Federal Court of Accounts.

Among other changes, the overall agreement with the Brazilian government provides for:

(i)	the replacement of the fixed concession fee with a variable concession fee,

(ii)	the exit of Infraero from Inframerica’s shareholding structure,

(iii)	the inclusion of 10 regional airports in the concession; and

(iv)	additional investments at Brasília Airport.

Given the material changes to the economic equilibrium of the Brasília Airport concession agreement, the Brazilian Federal Court required that a fast-track competitive public tender process shall be carried out in connection with 100% of the shares of Inframerica, which is expected to occur by December 2026. CAAP intends to participate in the tender process. If there are no bids, the amended concession would be automatically granted to Inframerica.

This milestone will improve the economic equilibrium of the concession as well as the quality of service of the airport.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2025, Corporación América Airports served 86.7 million passengers, 9.8% above the 79.0 million passengers served in 2024. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com

Phone: +5411 4899-6716